Exhibit 11.1
Wacoal Code of Ethics
          This document is the Code of Ethics (“Code”) for the directors, officers and employees of Wacoal Holdings Corp. (“Wacoal Holdings”) and its consolidated subsidiaries (collectively with Wacoal Holdings, “Wacoal”).
          This Code has been prepared to comply with the provisions of the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, and the Corporate Governance Rules of The Nasdaq Stock Market, Inc. This Code covers general business practices, but does not purport to cover every issue that may arise. Wacoal has also prepared a separate set of standards of conduct that are designed to provide concrete guidance regarding your conduct from a corporate compliance perspective.

1.	Objective.
          This Code is designed to deter wrongdoing and to promote:
          (a) Honest and ethical conduct, including the handling of conflicts of interest;
          (b) Full, fair, accurate, timely and understandable disclosure in the reports and documents that Wacoal Holdings files with, or furnishes to, the U.S. Securities and Exchange Commission and in other public communications made by Wacoal;
          (c) Compliance with all applicable laws, rules and regulations;
          (d) Prompt internal reporting to appropriate persons of violations of this Code; and
          (e) Accountability for adherence to this Code.

2.	Scope of Application.
          This Code applies to all directors, officers and employees of Wacoal.

3.	Honest and Ethical Conduct.
          You must act honestly and ethically in the course of all business activities of Wacoal.

4.	Conflicts of Interest.
          (a) A conflict of interest arises when your personal interests or those of a third party interfere with your ability to act in Wacoal’s interests. You must discharge your responsibilities on the basis of what is in the best interest of Wacoal, independent of personal considerations or relationships.
          (b) You must not engage in or otherwise enter into any act or transaction that gives rise to an actual or potential conflict of interest without first reporting such matter to the Board of Directors of Wacoal Holdings (the “Board”). The Board can advise you as to whether or not a conflict of interest exists. Situations giving rise to actual or potential conflicts of interest must be resolved as determined by the Board.

5.	Public Disclosures and Communications.
          Wacoal Holdings’ directors, officers and employees are responsible for ensuring that all reports and documents to be filed with or furnished to the U.S. Securities and Exchange Commission and all other public communications made by Wacoal are fair, complete, accurate, understandable and timely.

6.	Compliance with Legal Requirements.
          You must comply with all applicable laws, rules and regulations, including those related to the prohibition of insider trading, in each of the countries and regions in which Wacoal operates. Wacoal may refer violations of such laws or rules for criminal prosecution or civil action.

7.	Compliance with this Code.
          Anyone who violates the provisions of this Code will be subject to disciplinary action, up to and including termination. Disciplinary action against employees of Wacoal will be taken in accordance with Wacoal’s applicable employment rules.

8.	Reporting Procedures and Other Inquiries.
          (a) Questions from Wacoal’s directors, officers or employees regarding any of the policies in this Code should be directed to the Corporate Ethics Committee or other responsible departments or persons appointed by the Corporate Ethics Committee. In addition, ethics or compliance related questions may be directed to your supervisor.
          (b) Anyone having knowledge of, or questions or concerns about, an actual or possible violation of the provisions of this Code should report the matter promptly to his or her supervisor or to the Corporate Ethics Committee.

9.	Waivers.
          The Board may, at its discretion, waive the application of this Code, but in such case, the Board must promptly disclose such waiver to shareholders together with the reasons for the waiver in accordance with applicable securities laws and other legal requirements.

10.	Amendment.
          (a) Only the Board may amend this Code.
          (b) The Corporate Ethics Committee is responsible for regularly evaluating the appropriateness of this Code, and making appropriate recommendations to the Board.
          (c) This Code is intended to clarify existing obligations for ensuring proper conduct. Although this Code and its policies and procedures may be amended from time to time in the discretion of the Board, you are responsible for knowing and complying with the current laws, regulations, standards, policies and procedures that apply to Wacoal’s business. The most current version of this Code can be found on Wacoal’s website, www.wacoal.co.jp.

11.	Effective Date.
          Originally adopted on May 1, 2004
          Amended on January 30, 2007